

November 20, 2012

<u>Via E-mail</u>
Lawrence J. Ellison
Chief Executive Officer
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065

> **Re:** **Oracle Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2012**
> **Filed June 26, 2012**
> **File No. 0-51788**

Dear Mr. Ellison:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We are aware of recent news reports stating that your database products have been sold by ZTE Corporation in China to Iran, and that products of several U.S. companies, including you, sold by ZTE Corporation to Iran include systems that enable Iranian security authorities to conduct surveillance and tracking activities in that country. We also are aware of recent publicly-available information indicating that Sun Microsystems servers have been acquired by MTN Irancell, possibly through China's Huawei Technologies Company, and that you are investigating that matter. As you know, Iran is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls.

    Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements for the last three fiscal years and the subsequent interim period. In this regard, please discuss any past, current, and anticipated relationship you have with ZTE Corporation and Huawei Technologies Company. Your response should describe any products, equipment, components, technologies, software, information, support, and services that you have provided or intend to provide into Iran, directly or indirectly, and any agreements, arrangements, or other contacts with the government of Iran or entities it controls.

2. We also are aware of a May 2012 news report that the Commerce Department has issued subpoenas to several U.S. companies whose products were sold by ZTE Corporation to Iran, requesting information about their dealings with ZTE Corporation and/or another Chinese corporation, Beijing 8-Star International Company, which also was a party to the Iranian contracts. Please tell us whether you have received any communications from the Commerce Department on this issue and, if so, the current status of the matter.

3. You disclose on page 54 that you derive revenues from the Middle East and Africa, regions that include Syria and Sudan. Syria and Sudan are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technologies, software, information, support, and services that you have provided or intend to provide into Syria and Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

4. Please discuss for us the materiality of the contacts with Iran, Sudan, and/or Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, or Syria. In this regard, you should discuss specifically the above-referenced news reports about the resale of your products to Iran and the use of your products by the Iranian government in conducting monitoring and targeting activities.

Lawrence J. Ellison
Oracle Corporation
November 20, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance